UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40786

Sigma Lithium Corporation
(Translation of registrant’s name into English)

2200 HSBC Building
885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated November 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sigma Lithium Corporation
(Registrant)

Date: November 15, 2023
Ana Cristina Cabral Gardner
Chief Executive Officer

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